UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2013

Commission file number: 001-32635

BIRKS & MAYORS INC.

(Translation of Registrant’s name into English)

1240 Phillips Square

Montreal Québec

Canada

H3B 3H4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXPLANATORY NOTE:

Birks & Mayors Inc. (the “Company”) and certain wholly-owned subsidiaries entered into the following financing arrangements:

(i)	Master Lease Agreement, dated as of June 21, 2013, and executed on July 24, 2013, among Mayor’s Jewelers of Florida, Inc. and Mayor’s Jewelers, Inc. and Varilease Finance, Inc. for up to $3 million of lease financing.

(ii)	A Convertible Debenture Agreement, dated August 16, 2013, between the Company and Montrovest B.V. (“Montrovest”), its controlling shareholder, to provide U.S.$4.8 million to the Company in the form of a debenture convertible into Class A voting shares. On August 27, 2013, Montrovest converted its U.S.$4.8 million convertible debenture with the Company into 2,828,634 shares of Class A voting shares of the Company.

(iii)	A Convertible Debenture Agreement, dated August 23, 2013, between the Company and Rhino 66 Limited (“Rhino”), to provide U.S.$0.2 million to the Company in the form of a debenture convertible into Class A voting shares. On August 28, 2013, Rhino converted its U.S.$0.2 million convertible debenture with the Company into 117,724 shares of Class A voting shares of the Company.

(iv)	A Second Amended and Restated Term Loan and Security Agreement, dated August 22, 2013, among the Company and its wholly-owned subsidiary, Mayor’s Jewelers, Inc. (collectively, the “Borrowers”), the subsidiaries of the Borrowers, the Lenders named therein, Pathlight Capital, LLC and Wells Fargo Credit, Inc. to increase the existing term loan to $28 million, reduce the interest rate charged and extend the maturity date to August 22, 2018.

(v)	A First Amendment to Second Amended and Restated Revolving Credit and Security Agreement among (i) the Company and its wholly-owned subsidiary, Mayor’s Jewelers, Inc., (ii) the guarantors party to the Credit Agreement, (iii) the lenders party to the Credit Agreement, being Bank of America, N.A., Wells Fargo Bank, National Association, Bank of Montreal Chicago Branch, Bank of America, N.A. (acting through its Canada branch), Wells Fargo Foothill Canada ULC, Bank of Montreal, (iv) Bank of America, N.A., in its capacity as administrative agent, (v) Bank of America, N.A. (acting through its Canada branch), as Canadian agent and (vi) Bank of America, N.A. and Wells Fargo Bank, National Association, as co-collateral agents dated August 22, 2013, to amend the existing $115 million senior secured revolving credit facility, extending the maturity to August 22, 2017 and reducing interest rates charged on the facility.

DOCUMENTS SUBMITTED HEREWITH

10.1	Master Lease Agreement dated as of June 21, 2013.

10.2	Convertible Debenture Agreement, dated August 16, 2013, between Montrovest B.V. and Birks & Mayors Inc.

10.3	Convertible Debenture Agreement, dated August 23, 2013, between Rhino 66 and Birks & Mayors Inc.

10.4	Second Amended and Restated Term Loan and Security Agreement dated August 22, 2013.

10.5	First Amendment to Second Amended and Restated Revolving Credit and Security Agreement dated August 22, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIRKS & MAYORS INC.
(Registrant)

	By:	/s/ Michael Rabinovitch
Michael Rabinovitch
Date: September 3, 2013		Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description

Exhibit 10.1	Master Lease Agreement dated as of June 21, 2013.

Exhibit 10.2	Convertible Debenture Agreement, dated August 16, 2013, between Montrovest B.V. and Birks & Mayors, Inc.

Exhibit 10.3	Convertible Debenture Agreement, dated August 23, 2013, between Rhino 66 Limited and Birks & Mayors, Inc.

Exhibit 10.4	Second Amended and Restated Term Loan and Security Agreement dated August 22, 2013.

Exhibit 10.5	First Amendment to Second Amended and Restated Revolving Credit and Security Agreement dated August 22, 2013.